United States Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (“Filer”): Telstra Corporation Limited

B.	(1) This is [check one]:
[X] an original filing for the Filer
[ ] an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this Form is being filed:
Name of subject company: Telstra Corporation Limited
Form type: Form CB
File Number (if known): None
Filed by: Telstra Corporation Limited
Date Filed (if filed concurrently, so indicate): Filed concurrently with this Form F-X

D.	The Filer is incorporated under the laws of the Commonwealth of Australia and has its principal place of business at 242 Exhibition Street, Melbourne, Victoria, 3000, Australia.

E.	The Filer designates and appoints Amy G. Rosen (“Agent”) located at Telstra Incorporated, 575 Fifth Avenue, 39th Floor, New York, New York 10017, Ph 646-205-1528 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on October ___, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with the use of Form CB stipulates and agrees to appoint a successor agent for service of process and file and amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, Australia this thirteenth day of October, 2004.

Filer: Telstra Corporation Limited
By:	/s/ Douglas Gration
	Name:	Douglas Gration
	Title:	Company Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

Amy G. Rosen
(Signature)	/s/ Amy G Rosen
	Name:	Amy G. Rosen
	Title:	General Counsel, Global Business Sales

(Date): October 11, 2004